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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                 SCHEDULE 13GA

                   Under the Securities Exchange Act of 1934

                               (Amendment No. 1)<FN1>


                Universal Standard Medical Laboratories, Inc.

                               (Name of Issuer)

                     Common Stock, no par value per share

                        (Title of Class of Securities)

                                  913839106

                                (CUSIP Number)


Check the following box if a fee is being paid with this statement /_/. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

<FN1>  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 6 pages

CUSIP No. ____________               13GA                  Page 2 of 6 Pages


1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          WestSphere Funding II, L.P.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a) /_/
                                                                   (b) /_/
3    SEC USE ONLY



4    CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware


   NUMBER OF              5   SOLE VOTING POWER
    SHARES                         None
 BENEFICIALLY
 OWNED BY EACH            6   SHARED VOTING POWER
   REPORTING                       None
  PERSON WITH

                          7   SOLE DISPOSITIVE POWER
                                   None


                          8   SHARED DISPOSITIVE POWER
                                   None

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          None


10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
          None

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          0

12   TYPE OF REPORTING PERSON*
          PN


                     *SEE INSTRUCTION BEFORE FILLING OUT!

                                                            Page 3 of 6 pages


Item 1(a)           Name of Issuer:

                    Universal Standard Medical Laboratories, Inc.


Item 1(b)           Address of Issuer's Principal Executive Offices:

                    26500 Northwestern Hwy., Suite 400
                    Southfield, Michigan  48076


Item 2(a)           Name of Person Filing:

                    WestSphere Funding II, L.P. ("Funding II")


Item 2(b)           Address of Principal Business Office or, if none,
                    Residence:

                    c/o WestSphere Capital Associates, L.P.
                    55 East 59th Street, 13th floor
                    New York, New York 10022


Item 2(c)           Citizenship:

                    Funding II is a limited partnership organized under the laws of Delaware.


Item 2(d)           Title of Class of Securities:

                    Common Stock, no par value per share (the "Shares")


Item 2(e)           CUSIP Number:

                    913839106


Item 3 If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b), check whether the person filing is a:


                    This statement is not filed pursuant to Rules 13d-1(b) or 13d-2(b).


Item 4              Ownership:

                    (a)   Amount Beneficially Owned: 0

                    (b)   Percent of Class:  0.0%

                                                            Page 4 of 6 pages


                    (c)   Number of shares as to which such person has:

                          (i)  sole power to vote or to direct the vote:  None.

                         (ii)  Shared power to vote or direct the vote:  None

                        (iii) Sole power to dispose or to direct the disposition of: None.

                         (iv) Shared power to dispose or to direct the disposition of: None.


Item 5              Ownership of Five Percent or Less of a Class:

                    On September 19, 1996, Funding II disposed of the Shares by selling them to Portfolio Investment Company Limited ("PICL"), pursuant to a Subscription and Share Purchase Agreement, dated September 19, 1996 (the "Subscription Agreement"). Pursuant to the Subscription Agreement, Funding II acquired 6,700 shares of PICL representing a 13.4% interest in the capital stock of PICL. As a result, although through its corporate participation, Funding II retains an indirect interest in the Shares, it disclaims any "beneficial ownership" as defined under the Securities and Exchange Act of 1934.


Item 6              Ownership of More Than Five Percent on Behalf of Another
                    Person

                    Not applicable.


Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

                    Not applicable.


Item 8              Identification and Classification of Members of the Group:

                    Not applicable.


Item 9              Notice of Dissolution of Group:

                    Not applicable.

                                                            Page 5 of 6 pages


Item 10             Certification:

                    Not applicable.

                                                            Page 6 of 6 pages


                                   SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:     February 13, 1997



                                        WESTSPHERE FUNDING II, L.P.



                                        By: /s/ Joseph J. Vadapalas
                                           Name:  Joseph J. Vadapalas
                                           Title:  Attorney-in-fact